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                                                             Exhibit (12)

Eastman Kodak Company and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

Year Ended December 31

                             2002      2001      2000      1999     1998

Earnings from continuing
 operations before
 provision for income
 taxes                     $  946    $  115    $2,132    $2,109   $2,106
Adjustments:
  Minority interest in
   income/(loss) of
   subsidiaries with
   fixed charges               17       (11)       11       (30)       7
  Undistributed loss/
   (earnings) of equity
   method investees           107        77        36       (17)     (32)

  Interest expense            173       219       178       142      110
  Interest component of
   rental expense (1)          53        42        52        47       50
  Amortization of
   capitalized interest        28        28        28        24       24
                           ------    ------    ------    ------   ------

  Earnings as adjusted     $1,324    $  470    $2,437    $2,275   $2,265
                           ======    ======    ======    ======   ======

Fixed charges:
  Interest expense            173       219       178       142      110
  Interest component of
   rental expense (1)          53        42        52        47       50
  Capitalized interest          3        12        40        36       41
                           ------    ------    ------    ------   ------
  Total fixed charges      $  229    $  273    $  270    $  225   $  201
                           ======    ======    ======    ======   ======
Ratio of earnings to
 fixed charges               5.8x      1.7x      9.0x     10.1x    11.3x

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.